JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
                2900 Westchester Avenue, Purchase, New York 10577



December 16, 2003

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:         JNLNY Separate Account I (Bonus)
            File Nos:  333-48822 and 811-08401
            CIK No. 0000927730
            Accession No. 0000933691-03-000258

Dear Sir/Madam:

On December 16, 2003, the above referenced 497c filing was forwarded via Edgar. It has been determined that the 497c filing was filed by mistake and we are requesting withdrawal of the previously accepted 497c filing, under Form Type AW. Please contact the undersigned at 517-367-4336 with any questions or comments you may have concerning the enclosed.

Sincerely,

Jackson National Life Insurance Company of New York

/s/ Susan S. Rhee

Susan S. Rhee
Assistant Vice President & Associate General Counsel